ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

August 12, 2014

Ms. Mara L. Ransom
Ms. Liz Walsh
United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.20549

Re: Adaiah Distribution Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 17, 2014
File No. 333-192895

Dear Ms. Ransom and Ms. Walsh,

We thank you for your review of Amendment No. 3 to our Registration Statement as filed on July 17, 2014. Based upon your comments on July 20, 2014 we have further amended the Registration Statement as follows:

General

1.
We note based on your cover page and in several areas in your registration statement that your executive offices changed from Russia to Latvia. Please tell us what impact, if any, this had on your operations and ability to conduct your business. In your response, please tell us how this impacted your ability to manufacture products at the sewing factory you acquired as discussed on page 20. If the change is material to an understanding of your business, please revise your registration statement to discuss these changes or tell us why disclosure is not required. We also note your disclosure on page 17 that your president and director currently performs his administrative duties from his office in the Russian Federation. Please tell us if he continues to do so, or revise to state where these duties are performed.

The change of our executive offices has had no impact on our operations and ability to conduct our business. We will continue to manufacture products at the sewing factory we have, as discussed on page 20. Our president and director currently performs his administrative duties from new office in Latvia, we have updated the risk factor.

2.
We note several instances throughout your registration statement, such as the inception to date sales information of $21,800 discussed on page 3 and $40,000 as disclosed on page 20, of information that has either not been updated since the prior amendment or is otherwise inconsistent with other information in your registration statement, such as with your financial statements. Please revise throughout and update information as necessary.

We have corrected the registration statement to update to the April 30, 2014 numbers.

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

Summary Financial Information, page 7

3.
You make reference to the financial information for “the year ended January 31, 2014” on page 7. You also state on page 6 that you were incorporated on September 12, 2013, which appears to render this time period impossible. Please revise or tell us why this statement is correct.

We have updated the section to include the information for the three months ended April 30, 2014 and September 12, 2013 (inception) to April 30, 2014.

4.
You include financial information for the period from September 12, 2013 (Inception) to January 31, 2014, and state that it is derived from your audited financial statements and label the columns as “Audited”. These representations appear inconsistent with each other. Additionally, your audited financial statements are as of October 31, 2013 and for the period of September 12, 2013 (Inception) through October 31, 2013. Please revise to make the statement accurate.

We have corrected the disclosure.

5.
Please tell us why you have presented summary financial information as of January 31, 2013 and for the period of September 12, 2013 (Inception) to January 31, 2014 as opposed to some other period(s), and why the periods you have presented are a useful summary for investors. Refer to Item 503(a) of Regulation S-K.

We have updated the section to include the information for the three months ended April 30, 2014 and September 12, 2013 (inception) to April 30, 2014.

Dilution, page 15

6.
You disclose on page 16 that your net tangible book value as of April 30, 2014 was $14,814. Please tell us your basis for including or excluding certain line items or amounts from your balance sheet in calculating your presented net tangible book. For example, it appears you have only included cash of $20,811 in calculating tangible assets when you also present a net fixed asset balance of $19,620, which is an item we would expect to be included in the calculation. Please be detailed in your response. To the extent changes are made in your calculated net tangible book value, please ensure the dilution calculation is also revised.

We apologize for the oversight; the dilution calculation has been corrected to include the net fixed assets.

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

Management’s Discussion and Analysis or Plan of Operation, page 17

Results of Operations, page 20

7.
Please clarify the amount of revenue you generated in the six months ended April 30, 2014. In this regard, we note your disclosure indicates that the amount disclosed in this section is the amount of revenue you generated in the nine months ended April 30, 2014.

We have corrected the disclosure to six months.

8.
It does not appear that the amounts disclosed in this section are consistent with the disclosure in your financial statements. For example, your disclosure in this section states that you had a gain of $2,769 and revenues of $21,800 in the period from inception to October 31, 2013; however your audited financial statements for this period reflect a net loss of $18,542 and $0 in sales respectively. Please revise this section to ensure that the amounts disclosed are consistent with the amounts presented in your financial statements.

The disclosure in this section has been corrected to reflect the changes to the financial statement per your previous comments.

9.
In addition to several other matters related to revenue, comment 6 in our letter dated May 8, 2014 addressed sales you initially recorded during the period ended October 31, 2013 when delivery had not yet occurred. Accordingly, it appears you have restated your financial statements on page F-4 to remove those sales and include those sales in the periods subsequent to October 31, 2013 based on your presentation of $40,000 and $60,600 of revenues for the three months ended January 31, 2014 on page F-13, and the six months ended April 30, 2014 on page F-22, respectively. We also note your disclosure on page 21 of the details of your sales for the periods presented, including:

☐ “sales” of $6,000, $4,600 and $7,600 during January 2014 that were not shipped or delivered to your customer until February 2014; and

☐ “sales” of $20,600 during April 2014 that were not shipped or delivered to your customer until May 2014.

Similar to comment 6 in our letter dated May 8, 2014 related to the sales you initially recorded during the period ended October 31, 2014 when delivery had not yet occurred, it appears that you have continued to record revenues in periods prior to delivery occurring or services having been rendered. Specifically, it does not appear that the sales recorded in January 2014 were delivered until February 2014, and the sales recorded in April 2014 were not delivered until May 2014. If this is the case, you do not appear to have met the SAB Topic 13A requirement that “delivery has occurred or services have been rendered” to recognize those revenues in January 2014 or April 2014. Please revise your financial statements to present revenue in the appropriate periods or tell us why revision is not necessary.

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

We have made the following changes: The $18,200 in “sales” from the end of January that were not shipped/delivered until February have been recognized in February and the $20,600 in “sales” from the end of April that were not shipped/delivered until May have been recognized in May. All financial disclosures that were affected by these transactions have been corrected in the registration statement.

10.
Your response to comment 6 in our letter dated May 8, 2014 states you have revised the financial statements to record the revenue in the appropriate quarter. However, you did not respond to the other components of that comment or make related revisions to your registration statement. As previously requested, revise both your audited and interim financial statements to include a revenue recognition policy that addresses each of the criteria in SAB Topic 13A as it relates to you, including:

☐ Persuasive evidence of an arrangement exists;

☐ Delivery has occurred or services have been rendered;

☐ The seller’s price to the buyer is fixed or determinable; and

☐ Collectability is reasonably assured.

We have revised the April 30, 2014 Notes to the Financial Statements, the October 31, 2013 Notes to the Financial Statements and the registration statement to include the following revenue recognition policy “The company follows the guidelines of ASC 605-15 for revenue recognition. Revenue is recognized when the product has been prepaid by the customer, shipped from either Adaiah Distribution or one of our vendors and the product has been delivered and signed for by the customer as evidenced by the shipping company. Customers are allowed to return the products within 30 days for a refund, if the packages are unopened.”

Certain Relationships and Related Transactions, page 32

11.
Please update the disclosure in this section, in the beneficial ownership section, and throughout the prospectus as applicable to speak of a recent practicable date, rather than as of October 31, 2013.

The disclosure has been updated to April 30, 2014.

Financial Statements, page F-1

Balance Sheets, page F-3

12.
As you have made multiple changes to your financial statements, including the reversal of all revenues recorded during the period presented, please clearly label each of your financial statements on pages F-3, F-4, F-5 and F-6 “As Restated” where applicable.

We have labeled the financial statements as “Restated” where applicable.

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

Statements of Operations, page F-4

13.
We note your response to comment 6 in our letter dated May 8, 2014, and the removal of sales from your statement of operations for the period of September 12, 2013 to October 31, 2013 on page F-4. We also note, however, that you continue to record cost of goods sold, which appear to relate to these sales. Please revise or tell us why you have recognized cost of goods sold when no concurrent sales occurred during the same period.

The product was finished and invoiced however it had not been delivered to the client so could not be recorded as revenue. We recorded it as Deferred Revenue in the Liabilities section of the Balance Sheet.

Notes to Financial Statements

Note 1: Organization and Basis of Presentation, page F-7

14.
We note your reference to “Adaiah Distribution, Inc. and any subsidiaries” in the third paragraph of page F-7 as well as in other locations in your registration statement. Please tell us if you have any subsidiaries and revise your registration statement to include a relevant discussion of them or revise your disclosure to remove the reference.

Adaiah Distribution has no subsidiaries; we have removed the reference from the Notes and the Registration Statement.

Note 10: Going Concern, page F-9

15.	You disclose that you had a net gain of $3,258.00 on page F-9, which is inconsistent with your statement of operations on page F-4. Please revise your disclosure.

The note has been corrected.

Financial Statements – January 31, 2014, page F-10

16.	Please tell us your basis for including financial statements as of and for the periods ended January 31, 2014.

We included the January 31 financial statements in the last amendment as there were specific comments addressed to those statements. We have removed the January 31, 2014 statements from this amendment.

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

Report of Independent Registered Public Accountant, page F-11
Report of Independent Registered Public Accountant, page F-20

17.
We note your inclusion of review reports related to your interim financial information as of and for the periods ended January 31, 2014 and April 30, 2014. Please note that to the extent a review report on unaudited interim financial information is included in your registration statement, a letter from your independent accountant that acknowledges its awareness of the use in your registration statement of its report(s) on unaudited interim financial information that pursuant to Rule 436(c) under the Securities Act (§230.436(c) of this chapter) is not considered a part of a registration statement prepared or certified by an accountant is required to be included as Exhibit 15. Refer to Item 601(b)(15) of Regulation S-K.

The report of the Independent Registered Public Accountant for the interim period has been removed.

Statements of Cash Flows, page F-23

18.
We note your presentation of an interim statement of cash flows for the three months ended April 30, 2014. Please revise to include a cash flow statement for the six months ended April 30, 2014 as required by Rule 8-03 of Regulation S-X.

We have added a column to the cash flow statement that includes the six months ended April 30, 2014.

19.
We note your inclusion of cash flows from investing activities, which appears to be the amount of depreciation expense recorded during the period, and we did not identify a non-cash additive reconciling item in operating activities related to depreciation expense. Please note that depreciation expense is not an investing activity, but is a non-cash reconciling item included in the determination of cash from operating activities under the indirect method. To the extent these amounts are related to depreciation expense, please revise your financial statements. Please also ensure that this presentation is revised for any other periods presented as necessary.

We have corrected the cash flow statement to move depreciation to operating activities.

Notes to the Financial Statements, page F-24

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements, page F-24

Fair Value of Financial Instruments, page F-24

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

20.
We note your reference to information as of January 31, 2014 here and in other instances throughout your notes to the April 30, 2014 financial statements. Please revise each instance of this inconsistency to relate to the April 30, 2014 financial statements.

We have revised the April 30, 2014 notes to the financial statements to remove any information that was inconsistent with the April 30, 2014 financial statements.

Revenue Recognition, page F-25

21.
We note your response to comment 4 in our letter dated May 8, 2014 and are reissuing our comment. You state in your response that the EDGAR service provider was not provided with the most updated version of the financial statements, and that you have corrected the issue. However, you did not update the revenue recognition policy in your audited financial nor did you respond to our question regarding the meaning of “completed shipping documents are produced.” Please address our outstanding comment by revising the notes to your audited financial statements to provide substantially expanded disclosure of your revenue recognition policy tailored to the facts and circumstances of your business. Include in your disclosure each of the elements of SAB Topic 13A, as well as a discussion of any estimate made for potential sales returns based on the terms offered to customers by you. Finally, tell us what you mean by “completed shipping documents are produced.”

We have revised the revenue recognition policy to include “Revenue is recognized when the product has been prepaid by the customer, shipped from either Adaiah Distribution or one of our vendors and the product has been delivered and signed for by the customer as evidenced by the shipping company.” We have removed the language “completed shipping documents are produced” as it could have been confusing to the reader.

Note 3: Property and Equipment, page F-25

22.	Please disclose a general description of the method or methods used in computing depreciation with respect to major classes of depreciable assets as required by ASC 360-10-50-1(d).

We have disclosed the depreciation methods used for furniture and equipment and the sewing shop.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nikolay Titov
Nikolay Titov
President